UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
FORM 6-K
___________________________
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
SECTION 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number: 001-41912
___________________________
Ferrovial SE
___________________________
Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands
Tel: +31 20798 37 02
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
Ferrovial SE (the “Company”) is submitting this current report on Form 6-K to report the transactions carried out by the Company from February 23, 2026 to March 26, 2026 under the share repurchase program started on December
15, 2025.
Attached to this current report on Form 6-K is:
(1) a press release dated March 3, 2026 as Exhibit 99.1.
(2) a press release dated March 10, 2026 as Exhibit 99.2.
(3) a press release dated March 17, 2026 as Exhibit 99.3.
(4) a press release dated March 24, 2026 as Exhibit 99.4.
(5) a press release dated March 30, 2026 as Exhibit 99.5.
EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release issued by Ferrovial SE dated March 3, 2026.
99.2	Press Release issued by Ferrovial SE dated March 10, 2026.
99.3	Press Release issued by Ferrovial SE dated March 17, 2026.
99.4	Press Release issued by Ferrovial SE dated March 24, 2026.
99.5	Press Release issued by Ferrovial SE dated March 30, 2026.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferrovial SE
Date: March 30, 2026
By: /s/ Ernesto López Mozo
Ernesto López Mozo
Chief Financial Officer